Exhibit 99

IMMEDIATE	4 May 2005

Royal & SunAlliance Appoints Bridget McIntyre as UK Chief Executive

Royal & Sun Alliance Insurance Group plc announces today that it has appointed Bridget McIntyre as its UK Chief Executive. She will also become a main board director of Royal & Sun Alliance Insurance Group plc, subject to regulatory approval. Her appointment follows UK Chief Executive Duncan Boyle’s decision to retire from Royal & SunAlliance after 32 years with the Group.

Bridget McIntyre, 43, is currently Director for Sales, Marketing and Underwriting at Norwich Union. She was previously Finance Director, UK Long Term Savings, and Finance Director, General Insurance and Direct Operations. Bridget has worked at Norwich Union since 1993 and prior to that spent 5 years in finance roles at Volvo.

At Norwich Union Bridget developed and implemented the retail strategy for Norwich Union Direct, successfully launched Norwich Union Rescue and also led the team working on synergies, savings and organisational design for the merger with CGU.

Andy Haste, Group Chief Executive of Royal & SunAlliance, said: “I am delighted to welcome Bridget to the Group. Her track record in the sector and proven ability to drive through change and deliver growth make her ideal to take the UK business to its next stage.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

I would also like to extend my thanks to Duncan Boyle. Duncan has led the turnaround and return to profitability of the UK business and since indicating his intention to retire he has worked closely with me to ensure a smooth succession.”

Duncan Boyle will remain with Royal & SunAlliance until the end of the year to help manage the leadership transition.

--ENDS--

For further information:

Analysts	Press	Press

Helen Pickford	Phil Wilson-Brown	Julius Duncan (Finsbury)

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7251 3801

Notes to Editors:

Bridget was appointed Sales and Marketing Director of Norwich Union in 2003 and Marketing and Underwriting Director in 2000. She was previously Finance Director, UK Long Term Savings between 1999 and 2000, Managing Director London and Edinburgh between 1998 and 1999, Finance Director, General Insurance and Director Operations between 1994 and 1998, and Finance Manager, UK General Business between 1993 and 1994.

Bridget worked at Volvo Car UK Ltd between 1988 and 1993, Harper Collins between 1986 and 1988, Marconi Radar Systems between 1985 and 1986 and began her career as a finance trainee at Willis Faber.

Bridget McIntyre’s salary will be £350,000 and she will be employed on a standard 12 month contract.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134